CI Financial

Michael J. Killeen
Senior Vice-President, General Counsel and Corporate Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-6507
F: 416-365-0501
E: mkilleen@ci.com

07020328

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 10 2007
WASH, D.C.
185

January 3, 2007

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI ~~Financial Income Fund~~ Fund Management Inc., as successor to CI Financial Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
JAN 17 2007
THOMSON
FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\ci\mjk\letters\sec-ltr.doc

dlw 1/16

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006.

Commission File Number 82-4994

CI Financial Income Fund, as successor to CI Financial Inc.
(Translation of registrant's name into English)

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☒ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- 4994.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CI Financial Income Fund, as successor to CI Financial Inc.
(Registrant)

Date January 3, 2007

By [signature]
(Signature) *
Michael J. Killeen, Senior Vice-President, General Counsel and Corporate Secretary

* Print the name and title under the signature of the signing officer.

82-4994

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial reports record assets for November
CI Investments named Fund Company of the Year

TORONTO (December 1, 2006) – CI Financial Income Fund ("CI") reported today that its assets reached record levels for a second consecutive month. During November, assets under management increased 2.4% or $1.4 billion to $61.6 billion, and fee-earning assets increased 1.9% or $1.5 billion to $79.8 billion.

"Our assets under management have increased by $3.3 billion in the last two months, making it one of the strongest periods of asset growth CI has experienced," said Stephen A. MacPhail, President and Chief Operating Officer.

CI's assets under management at November 30, 2006, consisted of investment fund assets at CI Investments Inc. and United Financial Corporation of $60.5 billion and structured products/closed-end funds of $1.0 billion. CI's administered/other assets of $18.3 billion included institutional assets at Trilogy Global Advisors, LLC, which generate fees for CI, and $16.6 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and IQON Financial Management Inc. (net of assets under management at United Financial), which generate fees for those companies.

For November, CI had gross sales of $803 million and net redemptions of $213 million. Approximately $260 million in redemptions resulted from unrelated transactions by four institutional investors, including $129 million in redemptions stemming from rebalancing within a particular institutional program.

"Our retail fund flows continue to be very strong, thanks to the diversity and the strength of our broad-based lineup," Mr. MacPhail noted.

CI and its funds continue to receive industry recognition for their quality. At the 2006 Canadian Investment Awards gala on November 30, CI Investments was the winner of the prestigious Analysts' Choice Fund Company of the Year award. The award is based on the following criteria: performance, management, breadth of core fund category representation, community investment, service to industry, investor and advisor education, volatility/risk, fund governance, and communication to unitholders. This marks the second year in a row CI Investments has won Fund Company of the Year, as it was named Advisors' Choice Favourite Investment Fund Company of the Year in 2005.

CI Investments also won awards this year in two fund categories. CI American Value won the Best U.S. Equity Pooled Fund award for the second consecutive year, and Harbour Growth & Income Fund was named Best Canadian Balanced Fund.

Harbour Growth & Income Fund, managed by Gerry Coleman of the Harbour Advisors team, is noted for its consistently strong risk-adjusted returns and has a first-quartile track record over the three and five-year periods ending October 31, 2006. CI American Value is managed by William Priest and David Pearl of Epoch Investment Partners Inc. of New York and has also produced first-quartile returns over three and five years.

In addition, Morningstar Canada announced in November that CI Investments continued to lead the industry for five-star funds, with 48 mutual and segregated funds having the top rating at October 31, 2006.

CI Financial **News Release**

Mr. MacPhail also noted that CI's monthly distribution will increase to $0.18 per trust unit of CI and exchangeable limited partnership unit of Canadian International LP beginning with the January 15, 2007 payment. The distribution increase was previously announced on November 9, 2006.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and at www.ci.com/cix in the Statistics section.

CI FINANCIAL INCOME FUND
NOVEMBER 30, 2006
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$656	$833	-$177
CI money market	69	72	-3
TOTAL CI Investments	$725	$905	-$180
TOTAL United Financial	$78	$111	-$33
TOTAL CI	$803	$1,016	-$213

FEE-EARNING ASSETS	October 31/06 (millions)	November 30/06 (millions)	% Change
CI mutual/segregated funds	$49,540	$50,756	2.5%
United Financial funds	9,555	9,780	2.4%
	$59,095	$60,536	2.4%
Structured products/closed-end funds	1,048	1,048	0.0%
TOTAL Assets Under Management	$60,143	$61,584	2.4%
CI administered/other assets	1,631	1,656	1.6%
Assante/IQON assets under administration (net of United funds)	16,597	16,597	0.0%
TOTAL FEE-EARNING ASSETS	$78,371	$79,837	1.9%

AVERAGE ASSETS UNDER MANAGEMENT	October 31/06 (millions)	November 30/06 (millions)	% Change
Monthly	$59,136	$60,617	2.5%
Quarter-to-date	$59,136	$59,864	1.2%
Fiscal year-to-date	$57,662	$58,146	0.8%

FISCAL AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2006 (May) (millions)	Fiscal 2006 (Dec.) (millions)	% Change
Fiscal year average assets	$54,083	$58,146	7.5%

EQUITY		FINANCIAL POSITION (millions unless otherwise indicated)	
LP units	146,327,255	Bank debt	$590
Trust units	133,805,432	Cash & marketable securities	(32)
Total outstanding units	280,132,687	Net debt outstanding	$558
Yield at $26.25	7.7%	Net debt to annualized EBITDA (most recent quarter)	0.82:1
In-the-money options	4,545,800	In-the-money equity comp. liability (net of tax)	$31
Percentage of all options	100%	Terminal redemption value of funds	$790
All options % of units	1.6%	Quarter-to-date equity-based compensation*	($3)

***Based on marked-to-market pre-tax equity-based compensation expense accrual from change in unit price and vesting from last quarter-end ($29.77) to November 30, 2006 ($26.25).**

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure that does not have any standardized meaning prescribed by GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. However, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
President and Chief Operating Officer
(416) 364-1145

CI Investments™

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: GSX **FOR IMMEDIATE RELEASE**

Global Resource Split Corp. Announces Special Distribution to Class A Shareholders

Toronto, December 6, 2006 – Global Resource Split Corp. (the "Corporation") announces a special year end capital gains distribution in the amount of $1.50 per Class A Share payable on December 29, 2006 to shareholders of record as at December 15, 2006.

The Corporation's Class A Shares are listed on the Toronto Stock Exchange under the symbol GSX. The Corporation's investment objectives for the Class A Shares are to provide holders with an attractive total return from a leveraged investment in an actively managed portfolio of resource companies through special year end capital gains distributions from time to time and returning the original issue price of $15.00, together with an amount representing capital appreciation, at the time of redemption of such shares on June 30, 2009.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

82-4994

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

CI Investments™

News Release

TSX Symbol: HYB.UN **FOR IMMEDIATE RELEASE**

DDJ HIGH YIELD FUND ANNOUNCES DISTRIBUTION TO UNITHOLDERS

Toronto, December 12, 2006 – DDJ High Yield Fund (the "Fund") announced today its quarterly distribution for the period ending December 31, 2006 of $0.30 per unit payable on January 12, 2007 to unitholders of record as at December 29, 2006.

The Fund's investment objective is to provide investors with a high level of current income distributed quarterly over the life of the Fund. The Fund will also seek capital appreciation through investing in securities with potential for appreciation.

The Fund, managed by CI Investments Inc., is a closed-end fund listed on the Toronto Stock Exchange (HYB.UN) which invests in a diversified portfolio consisting primarily of high yield debt securities issued around the world.

For further information, contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

Document6

CI Investments™
2 Queen Street Eastt, Twentieth Floor, Toronto, Ontario M5C3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CIP.UN **FOR IMMEDIATE RELEASE**

CI MASTER LIMITED PARTNERSHIP ANNOUNCES DISTRIBUTION TO LIMITED PARTNERS

Toronto, December 12, 2006 – CI Master Limited Partnership announced today its annual distribution to limited partners.

Rate:	$0.36 per limited partnership unit
Payable Date:	January 15, 2007
Record Date:	December 29, 2006

For further information, please contact:

Douglas J. Jamieson
Senior Vice-President and Chief Financial Officer
CI GP Limited
Tel. No.: (416) 364-1145

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX.UN**

CI Financial announces record dates for distributions

TORONTO (December 19, 2006) – CI Financial Income Fund ("CI") today announced record dates for its previously announced distributions of $0.18 per trust unit of CI and exchangeable limited partnership unit of Canadian International LP payable on each of January 15, 2007 and February 15, 2007.

The record dates for the January payment will be December 31, 2006 and January 1, 2007, with $0.09 per unit attributed to each date. The two record dates are intended to match distributions to CI's income for the period from June 30, 2006, when it converted to an income trust, to December 31, 2006.

The record date for the February payment will be January 31, 2007.

CI Financial Income Fund (TSX: CIX.UN) is an independent, Canadian-owned wealth management company with approximately $79.8 billion in fee-earning assets as of November 30, 2006. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

-30-

For further information contact:
Douglas Jamieson
Chief Financial Officer
(416) 364-1145